October 23, 2018

VIA EDGAR TRANSMISSION

Kathleen Krebs, Special Counsel

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FinTech Acquisition Corp. III

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted August 24, 2018

CIK No. 0001729756

Dear Ms. Krebs:

On behalf of FinTech Acquisition Corp. III, a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 19, 2018 relating to the Amendment No. 1 to Draft Registration Statement on Form S-1 of the Company (the “Form S-1”) confidentially submitted with the Commission on August 24, 2018. We are concurrently live filing via EDGAR the Form S-1 registration statement (the “Live Filing”). The changes reflected in the Live Filing include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Live Filing submitted concurrently herewith.

Draft Registration Statement on Form S-1 Submitted August 24, 2018

Cover Page

1.	Please revise your prospectus cover page to disclose that you have two classes of common stock, Class A and Class B common stock. Briefly disclose the material differences between the two classes.

The Company acknowledges the Staff’s comment and has revised the cover page of the Live Filing to disclose both classes of common stock and briefly discuss the differences between the two classes and means of conversion of Class B into Class A.

The Offering, page 5

2.	Please revise to clarify that the number of shares of common stock outstanding before and after the offering consists of Class A and Class B common shares. Disclose the number of each class outstanding.

The Company acknowledges the Staff’s comment and has revised to clarify that the number of shares of common stock outstanding before and after the offering consists of Class A and Class B common shares. Further, the Company has included a footnote disclosing the number of each class outstanding.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James McEntee, III
James J. McEntee, III President and Chief Financial Officer FinTech Acquisition Corp. III